EXHIBIT 99.11

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) is as of November 7, 2011.  We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. The following discussion and analysis should be read in conjunction with the restated unaudited interim consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the three and six month periods ended June 30, 2011 and 2010 and the restated audited consolidated financial statements as at and for each of years in the three year period   ended December 31, 2010, including the related notes therein.  The unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”).

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form.  When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements.  Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements.  The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law.  The actual results may differ materially from those contained in any forward-looking statements.

Subsequent to the August 10, 2011 issuance of the unaudited interim consolidated financial statements for the three and six month period  ended June 30, 2011 and 2010, the following errors  were identified that affected the Company’s reported results for the three and six month period ended June 30, 2011.

The Audit Committee determined that revenue should not have been recognized on one transaction during the period.  Specifically, a single transaction with a reseller was identified for $72,356 of RAMP® 200 cardiovascular products which should not have been shipped as their shipment violated the FDA’s instructions in a letter received in May, 2011.  Consequently, adjustments to reduce revenue by $72,356 and to reduce cost of sales by $58,452 were recorded.  In addition, an adjustment to increase cost of sales by $58,452 was recorded as the inventory was deemed no longer saleable.  Related to this transaction, an additional amount of $24,836 was made to write down related inventory on hand also determined not saleable.  Finally, an allowance of $33,927 was recorded against a receivable for a shipment prior to the one noted above that the Company has determined is not collectible.

In addition, the Company also determined that certain costs were improperly capitalized to inventory during the three and six month period ending June 30, 2011 requiring an adjustment of $46,562 decreasing cost of sales in the three month period ending June 30, 2011 and an adjustment of $122,247 increasing the cost of sales for the six month period ending June 30, 2011.

Finally, the Company determined that an adjustment was required to stock based compensation for the three and six month period ending June 30, 2011 to adjust management’s estimate of forfeiture rates.  As a result, a decrease of $4,333 to stock based compensation for the three month period ending June 30, 2011 and an increase of $65,534 to stock based compensation for the six month period ending June 30, 2011 is required.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition, management deemed it appropriate to allocate an adjustment made to cost of sales in the fourth quarter of 2010 to the respective quarters.  As a result, an adjustment to increase cost of sales of $95,497 and $164,279 for the three and six month period ending June 30, 2010 was required.

The detailed description of the restatement and the impact on the unaudited interim consolidated financial statements for the three and six month period ended June 30, 2011 are described in note 4 to the restated unaudited interim consolidated financial statements.  The detailed description of the restatement and the impact on the audited annual consolidated financial statements for the year ended December 31, 2010 are described note 4 to the restated audited annual consolidated financial statements.

In connection with the restatement of the unaudited interim consolidated financial statement for the three and six month periods ended June 30, 2011, management has assessed the effectiveness of controls and procedures and has included revised disclosure in this MD&A.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform.  The RAMP® technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample.  Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information.  Response Biomedical currently has thirteen tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests in the future.

The Company has strategically added sales and marketing partners and distributors worldwide and continues to invest in identifying and pursuing further suitable opportunities to expand its network.  In China, the Company’s cardiovascular products are distributed by O&D Biotech Co., Ltd China (“O&D”) and Guangzhou Wondfo Biotech Co., Ltd. (“Wondfo”).  The Company has sales and marketing partnerships with 3M Company (“3M”) for its infectious disease products in the U.S. and Shionogi & Co., Ltd. (“Shionogi”) to market its B-type natriuretic peptide (“BNP”) test in Japan.

In 2010, the Company focused on restructuring the operations, capitalizing on efficiencies and cutting costs while attempting to maintain a steady flow of cardiac product revenue.  The benefits of the cost cutting measures undertaken in the prior year are being realized in the first half of 2011 while increasing its revenue in the same period.  Revenues may vary in the future due to fluctuations in the sales mix and timing of orders based on distributor demand.

The Company’s revenues by product and service market segment were as follows:

Total revenue for the three month period ended June 30, 2011 increased 20% to $2,698,747 compared to $2,255,513 in 2010.  Total revenue for the six month period ended June 30, 2011 increased 36% to $5,169,307 compared to $3,804,992 in 2010

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Clinical products revenue for the three month period ended June 30, 2011 increased 9% to $2,158,230 compared to $1,985,675 in 2010.  Clinical products revenue for the six month period ended June 30, 2011 increased 22% to $3,914,401 compared to $3,200,084 in 2010.

Non-clinical products revenue (Biodefense and Vector products), for the three month period ended June 30, 2011 increased 321% to $533,393 compared to $126,749 in 2010.  Non-clinical products revenue for the six month period ended June 30, 2011 increased 154% to $799,678 compared to $314,874 in 2010.

Contract service fees and revenue from collaborative research arrangements for the three month period ended June 30, 2011 decreased 95% to $7,124 compared to $143,089 for 2010.  Contract service fees and revenue from collaborative research arrangements for the six month period ended June 30, 2011 increased 57% to $455,228 compared to $290,034 for 2010.

As at June 30, 2011, the Company had $2,521,589 in cash and cash equivalents, a decrease of $1,808,528 compared to $4,330,117 as at December 31, 2010.  As at June 30, 2011, the Company had a working capital balance of $4,504,646 a decrease of $1,697,402 compared to $6,020,048 as at December 31, 2010.

2011 Key Events:

❑
On January 4, 2011, the Company announced that it entered into an exclusive distribution agreement with Cremascoli & Iris, s.r.l. of Milan, Italy to distribute the full line of RAMP®® cardiac products in Italy.

❑	On March 11, 2011, the Company announced the departure of Livleen Kaler, Vice President, Finance and Administration and Chief Financial Officer.

❑
On April 28, 2011, the Company announced that it has received product registration from China’s State Food & Drug Administration (SFDA) to sell the RAMP® 200 Reader in the Chinese market. One of the Company’s distributors in China, O&D Biotech China Co. Ltd., assisted in the registration application.

❑
On May 4, 2011, the Company announced that it has entered into an exclusive distribution agreement with Fisher Scientific Company of Ottawa, Ontario, Canada to distribute the full line of RAMP® cardiac products in Canada.

❑
On May 27, 2011, the FDA informed the Company that the NTproBNP assay does not have 510 (k) clearance on the RAMP® 200 reader.  Subsequently, the Company received notification from its U.S. distributor that they have issued a stop shipment on all RAMP® 200 branded products until 510(k) clearance has been received by the FDA.  In support of our distributor and at the distributor's request, the Company is supplying the 510(k) cleared RAMP® reader and associated products to their customers as an interim solution.  The net effect on sales and profits was immaterial in the three months ended June 30, 2011.

❑
On June 13, 2011, the Company announced that it has received notification from the U.S. Food and Drug Administration (FDA) that its NTproBNP Assay did not meet the criteria to obtain a waiver under the Clinical Laboratory Improvement Amendments of 1988 (CLIA).  The fact that the Company did not obtain the waiver for its NTproBNP Assay does not affect its current global distribution channels.  The Company did not forecast any sales with the assumption that its NTproBNP Assay would be CLIA waived.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

❑
On September 2, 2011, the Company announced that they have received notification from Roche Diagnostics that they have terminated, effective September 30, 2011, the sales and distribution agreement between Roche and the Company dated June 25, 2008.  Roche Diagnostics terminated the agreement because the Company has not obtained the necessary approvals from the U.S. Food and Drug Administration (FDA) to permit Roche Diagnostics to market the Company’s cardiovascular POC tests in the United States using the RAMP® 200 Reader.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our unaudited interim consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include stock‐based compensation expense, the estimated life of property, plant and equipment, recoverability of long‐lived assets and provisions for inventory obsolescence.

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at and for the years ended December 31, 2010 and 2009.  The Company believes that the significant accounting policies disclosed in its restated audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results.  Additional information relating to the Company, including its fiscal 2010 restated audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Changes in Significant Accounting Policies

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Prior to January 1, 2011, the Company prepared the consolidated financial statements in conformity with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2011, the Company adopted U.S. GAAP as the reporting standard for the consolidated financial statements. The consolidated interim unaudited financial statements for the three months ended March 31, 2011 and the three and six month periods ended June 30, 2011, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained in the consolidated interim financial statements has been recast to reflect the results as if they had been historically reported in accordance with U.S. GAAP. These adjustments resulted in an increase in deficit of $736,558, a decrease in share capital of $69,288, and an increase in contributed surplus of $805,846, at January 1, 2011. These differences are outlined in our restated annual audited consolidated financial statements for the year ended December 31, 2010 in Note 18.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Recent Accounting Pronouncements

Effective December 31, 2010, the Company adopted the provisions of FASB issued SFAS No. 168, The FASB Accounting Standards Codification ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168") - a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles.  Under the provisions of SFAS 168, the Codification will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will became non-authoritative.  The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In the first quarter of 2011, the Company adopted Accounting Standards Codification (ASC) Subtopic 605-25, Revenue Recognition - Multiple-Element Arrangements (ASC Subtopic 605-25). ASC Subtopic 605-25 provides principles for allocation of consideration among multiple-elements in an arrangement, allowing more flexibility in identifying and accounting for revenue from separate deliverables under an arrangement. ASC Subtopic 605-25 introduces an estimated selling price method for allocating revenue to the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of ASC Subtopic 605-25 did not have a material effect on our consolidated financial statements.

In the first quarter of 2011, the Company adopted Accounting Standards Codification (ASC) Subtopic 605–28, Milestone Method of Revenue Recognition (ASC Subtopic 605-28). This standard provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard is effective for periods beginning after January 1, 2011. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In the second quarter of 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income.  ASU 2011-05 eliminates the option to present other comprehensive income in the statement of changes in equity and provides the option to present the components of net income and comprehensive income in either one combined financial statement or two consecutive financial statements. We currently present the components of comprehensive income in our Consolidated Statements of loss, comprehensive loss and deficit. The adoption of ASU 2011-05 did not affect our operating results, cash flows or financial position.

RESULTS OF OPERATIONS

For the three and six month periods ended June 30, 2011 and 2010:

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue and Cost of Sales

Total revenue for the three month period ended June 30, 2011 increased 20% to $2,698,747 compared to $2,255,513 in 2010.  Total revenue for the six month period ended June 30, 2011 increased 36% to $5,169,307 compared to $3,804,992 in 2010.

Revenues from product sales for the three month period ended June 30, 2011 increased 27% to $2,691,623 compared to $2,112,424 in 2010.  Revenues from product sales for the six month period ended June 30, 2011 increased 34% to $4,714,079 compared to $3,514,958 in 2010.

Clinical products revenue for the three month period ended June 30, 2011 increased 9% to $2,158,230 compared to $1,985,675 in 2010.  Clinical products revenue for the six month period ended June 30, 2011 increased 22% to $3,914,401 compared to $3,200,084 in 2010.   A significant portion of the increase in revenue came from sales to O&D Biotech Co., a distributor who is making strong progress in the Chinese market with RAMP® products. Underperformance by domestic channel partners has been more than offset by our partners in China and other international territories. Sales of clinical products are variable based on the timing of orders from distributors and marketing partners. In the future the Company expects clinical products revenue to increase as newly launched products reach the market and distributors gain ground in new territories.

Non-clinical products revenue (Biodefense and Vector products), for the three month period ended June 30, 2011 increased 321% to $533,393 compared to $126,749 in 2010.  Non-clinical products revenue for the six month period ended June 30, 2011 increased 154% to $799,678 compared to $314,874 in 2010.  The increase is primarily due to a significant sale to one customer during the period.  Sales of Vector products are driven by a combination of weather patterns, seasonality and timing of orders from distributors that cause period over period fluctuations. In the future, the Company expects the sale of non-clinical products to continue to fluctuate at varying levels.

Contract service fees and revenue from collaborative research arrangements for the three month period ended June 30, 2011 decreased 95% to $7,124 compared to $143,089 for 2010.  Contract service fees and revenue from collaborative research arrangements for the six month period ended June 30, 2011 increased 57% to $455,228 compared to $290,034 for 2010. The change in the six month period ended June 30, 2011 is primarily due to the termination of a project agreement as further development was suspended pending changes to requirements by the U.S. FDA. Upon termination, the Company recognized the remaining revenue under the contract to offset costs incurred in accordance with the agreement.  Variability in contract service fees is due to the timing and performance of services required to recognize service revenue from the Company’s collaborations.  In the future, the Company expects decreases in contract service revenue as a result of the termination of projects during the period and the fact no projects are currently ongoing.

Cost of sales for the three month period ended June 30, 2011 decreased 7% to $1,783,205 compared to $1,919,838 in 2010. Cost of sales for the six month period ended June 30, 2011 increased 18% to $3,781,091 compared to $3,043,600 in 2010.  During the same periods,  product sales increased 28% and 34% respectively. Cost of product sales includes direct manufacturing labour costs, direct materials costs, royalties, inventory provisions for obsolescence and scrap, allocated overhead including depreciation and stock-based compensation related to the granting of stock options to employees engaged in manufacturing activities.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overall gross margin from product sales for the three month period ended June 30, 2011 is 34% as compared to 9% in 2010. Overall gross margin from product sales for the six month period ended June 30, 2011 is 20% as compared to 9% in 2010.  The increase in the margin is due to increases in sales volumes which absorb more manufacturing overhead, continued labour cost improvements, changes in sales mix to higher gross margin items, offset by increasing material and overhead costs.  The level of gross margins realized in the future will depend on product pricing, sales volume, sales mix, and manufacturing cost efficiencies.

Expenses

Overall, expenses in the three months ended June 30, 2011, have decreased 28% to $1,520,716 from $2,123,585 in the same period in 2010. Expenses in the six months ended June 30, 2011, have decreased 32% to $3,319,517 from $4,871,200 in the same period in 2010.  The decreases in 2011 over the same periods in 2010 is primarily due to the strategic realignment of resources and company-wide cost cutting measures that began in 2010.

Research and development expenditures for the three month period ended June 30, 2011 decreased 45% to $634,855 compared to $1,148,239 in 2010. Research and development expenditures for the six month period ended June 30, 2011 decreased 51% to $1,291,051 compared to $2,641,873 in 2010.  The decrease in research and development expenses in the three month period arises primarily from a reduction in payroll and associated costs of $318,000. In addition there was an overall decrease in the costs of development projects of $63,000 of materials and supplies, $71,000 in professional fees, and $13,000 in other administrative costs all attributed to fewer projects being undertaken.  In the future, the Company expects fluctuations in research and development expenditures as a result of the size and number of projects in development and the timing of clinical trial activities.

General and administrative expenditures for the three month period ended June 30, 2011 decreased 10% to $616,563 from $681,020 in 2010.  General and administrative expenditures for the six month period ended June 30, 2011 decreased 7% to $1,455,288 from $1,566,004 in 2010. The decrease in general and administrative costs in the three month period arises primarily from decreases in payroll and associated costs of $74,000. In addition there were savings in audit fees of $13,000 as well as incremental cost savings in various administrative expenses due to the reduced staff requirements of $14,000. The Company expects general and administrative expenses to remain constant or increase in the future.

Marketing and business development expenditures for the three month period ended June 30, 2011 decreased 8% to $269,298 compared to $294,326 in 2010. Marketing and business development expenditures for the six month period ended June 30, 2011 decreased 14% to $573,178 compared to $663,323 in 2010. The decrease in sales and marketing costs arises primarily from decreases in payroll and associated costs of $38,000 and reduction in administrative expenses of $12,000.  This decrease was offset by an increase in promotional and travel expenses of $20,000.  In the future, the Company expects fluctuations in sales and marketing expenditures as a result of targeted business development activities to expand partnership opportunities into new international territories.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Income/Expenses

For the three month period ended June 30, 2011, interest expense amounted to $199,668 compared to $213,331 in 2010.  For the six month period ended June 30, 2011, interest expense amounted to $398,961 compared to $414,830 in 2010.  This interest expense is primarily related to the interest portion of the repayable leasehold improvement allowance on the facility lease agreement.

During the three month period ended June 30, 2011, the company earned interest income of $4,570 compared to $762 in 2010.  During the six month period ended June 30, 2011, the company earned interest income of $10,390 compared to $1,500 in 2010.  The interest earned is primarily from the cash equivalents and restricted funds invested in secured investment vehicles.  The variation in interest earned is due to fluctuations in the interest rate, the amount of and terms of investments from time to time.

During the three month period ended June 30, 2011, the company realized a foreign exchange gain of $3,143 compared to a foreign exchange gain of $36,878 in 2010.  During the six month period ended June 30, 2011, the company realized a foreign exchange loss of $66,074 compared to $5,014 in 2010.  Foreign exchange gains and losses are largely due to U.S. dollar balances of cash and cash equivalents, accounts receivable and accounts payable affected by the fluctuations in the value of the U.S. dollar as compared to the Canadian dollar. The Company uses the exchange rate posted on the Bank of Canada website for the last business day of each month.  The exchange rate as at June 30, 2011 was $0.9645 U.S. per CDN dollar [June 30, 2010 - $1.000, December 31, 2010 - $1.005].

Loss

For the three month period ended June 30, 2011, the Company reported a loss of $797,129 or $0.02 per share, compared to a loss of $1,963,601 or $0.08 per share in 2010.  For the six month period ended June 30, 2011, the Company reported a loss of $2,385,946 or $0.06 per share, compared to a loss of $4,692,431 or $0.18 per share in 2010. The decrease in the loss for the three months ended June 30, 2011 is attributed to the increase in product sales, improved gross margins due to the sales mix during the period, and lower operating costs across all departments.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s audited and unaudited consolidated financial statements prepared in accordance with U.S. GAAP for the eight quarters ended June 30, 2011.

	2011	2011	2010	2010	2010	2010	2009	2009
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
	Restated	Restated	Restated	Restated	Restated	Restated
Product Revenue	2,691,623	2,022,456	1,699,754	1,542,230	2,112,424	1,402,534	1,856,901	1,949,377
Cost of Sales	1,783,205	1,997,887	2,297,157	1,592,502	1,919,838	1,288,041	1,905,877	2,058,063
Gross Profit (Loss)	908,418	24,569	(597,403)	(50,272)	192,586	114,493	(48,976)	(108,686)
Gross Margin on Product Sales	34%	1%	(35%)	(3%)	9%	8%	(3%)	(6%)
Services Revenue	7,124	448,104	55,261	10,771	143,089	146,945	594,029	98,146
Total Revenue	2,698,747	2,470,560	1,755,015	1,553,001	2,255,513	1,549,479	2,450,930	2,047,523
Expenses	1,520,716	1,798,801	2,037,510	2,307,546	2,123,585	2,747,614	3,050,398	2,813,196
Loss for the Period	797,129	1,588,818	2,807,694	2,581,786	1,963,601	2,728,830	2,735,908	3,177,221
Loss per Share –Basic and Diluted	0.02	0.04	0.09	0.06	0.08	0.11	0.12	0.12
Total Assets	16,623,799	17,545,418	19,523,931	22,340,511	18,007,570	19,292,983	21,464,196	23,451,278

Quarter-to-quarter variability in product revenue is driven primarily by the following factors:

▪	Increases or decreases in sales volumes which is a primary reason for increases or decreases in gross margins and losses;
▪	The timing of clinical product orders from the Company’s marketing partners and distributors;
▪	Record strong cardiac product revenues from O&D;
▪	Launch of products by new distributors as noted in 2010 by Wondfo;
▪	Regulatory approvals enabling product launches or regulatory actions constraining selling activity in a territory;
▪	Seasonality related to the demand for RAMP® West Nile Virus products; and
▪	Occasional sales of biodefense products at a large scale as occurred in Q2 of 2011. .

Quarter to quarter variability in contract service fees and revenue from collaborative research arrangements is primarily due to the size and number of projects in development and the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

The quarter to quarter fluctuations in profits or losses reported are primarily the result of the variability of the following:

•	Product sales due to the timing of orders by the Company’s main distributors;
•	Service revenue due to the timing of recognition of contract service fees and revenues from collaborative research arrangements;
•	Gross margins on product sales due to levels of sales volumes, changes in product mix, and charges incurred due to the scale up and automation of the Company’s manufacturing operations;
•	Operating expenses due to changes in staffing levels across departments as noted in 2010 through the companywide restructuring along with other cost-cutting measures undertaken by management; and
•	Other expenses due to fluctuations in interest income and foreign exchange gains and losses.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity financings.  As of June 30, 2011, the Company has raised approximately $97 million from the sale and issuance of equity securities, net of issue costs.

As at June 30, 2011, the Company had a working capital balance of $4,504,646 a decrease of $1,697,402 compared to $6,202,048 as at December 31, 2010.  For the three months ended June 30, 2011, the Company relied primarily on proceeds from the issuance of common shares through a private placement in 2010, cash on hand and cash generated from gross margin on product sales and repayments related to contract service fees and revenues from collaborative research arrangements to fund its expenditures.

For the three and six months ended June 30, 2011, the Company reported a loss of $797,129 and $2,385,946 compared to a loss of $1,963,601 and $4,692,431 in 2010.  The Company has sustained continuing losses since its formation and at June 30, 2011, had a deficit of $103,904,725 and for the three and six months ended June 30, 2011 incurred negative cash flows from operations of $240,074 and $1,661,892 compared to $1,414,882 and $4,352,469 in 2010.  Even though there is an improvement in the negative cash flow, these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management has been able, thus far, to finance the operations through a series of equity financings.  Management will continue, as appropriate, to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the years presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.  See “Risks and Uncertainties”.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at June 30, 2011, the Company had the following commitments and contractual obligations:

As at June 30, 2011

Commitments and Obligations	Total	1 Year		2 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$	$
Equipment Operating Leases	250,840		51,898	103,796	95,146	-
Repayable Leasehold Allowance	12,298,556		1,061,746	2,123,492	2,123,492	6,989,827
Facility Lease	13,490,234		933,818	1,979,042	2,141,166	8,436,208
Subtotal Premises & Equipment	26,039,630		2,047,462	4,206,330	4,359,803	15,426,035

License Fees	108,225		30,290	50,935	22,000	5,000
Purchase Commitments	706,386		53,594	289,406	363,386	-
Total Commitments and Obligations	26,854,241		2,131,346	4,546,671	4,745,189	15,431,035

As at June 30, 2010

Commitments and Obligations	Total	1 Year	2 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
Equipment	31,000	31,000	-	-	-
Equipment Operating Leases	52,920	30,240	22,680	-	-
Repayable Leasehold Allowance	13,360,302	1,061,746	2,123,492	2,123,492	8,051,572
Facility Sublease	14,389,375	899,141	1,904,126	2,057,963	9,528,145
Subtotal Premises & Equipment	27,833,597	2,022,127	4,050,298	4,181,455	17,579,717

License Fees	141,500	31,000	73,000	32,000	5,500
Purchase Commitments	845,305	82,498	268,529	391,556	102,722
Total Commitments and Obligations	28,820,401	2,135,624	4,391,827	4,605,011	17,687,939

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at June 30, 2011 there were 38,950,262 common shares issued and outstanding for a total of $96,945,332 in share capital, 549,506 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $4.88 per share, 742,549 common shares reserved for future grant or issuance under the Company’s stock option plan and 1,700,163 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.00 per share.

As at November 7, 2011 there were 38,950,262 common shares issued and outstanding, 265,334 (of which 177,270 are exercisable at a weighted-average exercise price of $1.19 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $6.73 per share, with 1,026,720 common shares reserved for future grant or issuance under the Company’s stock option plan.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RELATED PARTY TRANSACTIONS

The Company retained a law firm in which a corporate partner was a non-management member of the Board of Directors until May 3, 2010.  For the three and six month period ended June 30, 2010, the Company incurred legal expenses from this law firm totaling $ 15,797 of which none remains outstanding.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.

Concentration of credit risk with respect to accounts receivable is principally limited to certain customers to whom we make substantial sales.  Customers that represent a concentration risk are those whose outstanding receivable is 10% or greater than the total balance or those customers who represent 10% or greater of our total revenue.  As at June 30, 2011, two customers represent 65% of the trade receivables balance [December 31, 2010 – two customers represented 72%].  For the three months ended June 30, 2011, two customers represent 56% of total product sales [2010 – two customers represented 68%]. For the six months ended June 30, 2011, two customers represent 51% of total product sales  [2010 – two customers represented 56%].  For the three months ended June 30, 2011, one customer represents 100% of total service revenue [2010 – one customer represented 93%]. For the six months ended June 30, 2011, one customer represents 99% of total service revenue [2010 – two customers represented 94%] of total service revenues.  To reduce this risk, we routinely assess the financial strength of our customers and, as a consequence, believe that our accounts receivable credit risk exposure is limited. We historically have not experienced any significant credit losses related to an individual customer or groups of customers in any particular industry or geographic area except as noted in our restatement adjustments which was due to the termination of the Sales and Distribution Agreement by Roche.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in U.S. dollars.  Significant losses may occur due to significant balances of cash held in U.S. dollars that may be affected negatively by a decline in the value of the U.S. dollar as compared to the Canadian dollar.  The Company mitigates foreign exchange risk by maintaining a U.S. dollar bank account for all U.S. revenues and expenditures, thereby minimizing currency exchange.  A 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of approximately $291,000 in the Company's loss.

SUBSEQUENT EVENTS

Termination of Roche Distribution Agreement

On May 27, 2011, the FDA informed the Company that the NTproBNP assay does not have 510 (k) clearance on the RAMP® 200 reader.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Subsequently, the Company received notification from its U.S. distributor that they have issued a stop shipment on all RAMP® 200 branded products.  A subsequent review of this FDA notification by the Company led to the conclusion that the Company's cardiovascular panel, including its assays for NT-proBNP, troponin, myoglobin, and CK-MB, while cleared for sale in the US on the RAMP® Reader, would need to have new FDA submissions approved to allow sale in the US on the RAMP® 200 Reader. As a result of the above, the Company received notification from Roche Diagnostics that they have terminated, effective September 30, 2011, the sales and distribution agreement between Roche and the Company dated June 25, 2008.  Roche Diagnostics terminated the agreement because the Company has not obtained the necessary approvals from the U.S. Food and Drug Administration (FDA) to permit Roche Diagnostics to market the Company’s cardiovascular POC tests in the United States using the RAMP® 200 Reader.

As a result of the termination, the Company has been servicing customers in the U.S. directly with the RAMP® Reader, including the assays noted above, and therefore, the Company believes that the termination will not have a material financial statement effect.

Legal Claim

On July 29, 2011, the Company received a Notice of Claim with respect to a contract dispute with a former PhD student.  The outcome of the claim is not determinable at this point.  The Company does not believe that the claim will have a material adverse effect on the Company’s financial condition or results of operations.

Restructuring

Subsequent to June 30, 2011, there was a significant amount of turnover at the senior management level.  Due to the respective employment agreements, severance payments of up to $0.9 million will be paid over 2011 and 2012.

CONTINGENCIES

The circumstances leading to the financial statement adjustments described in note 4 includes contingencies that needed to be satisfied before the distributor could sell the products without violating other contracts. These circumstances give rise to loss contingencies that are reasonably possible of occurrence but for which the potential amount of losses cannot be reasonably estimated.

The circumstance leading to the termination of the sales and distribution agreement described in note 16 also give rise to loss contingencies that have a reasonable possibility of occurring but for which the potential amount of losses cannot be reasonably estimated.

DISCLOSURE AND FINANCIAL REPORTING CONTROLS

Evaluation of Disclosure Controls and Procedures

The Company initially carried out an evaluation, under the supervision and with the participation of our management of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in National Instrument 52-109 and Rule 13a-15(e) under the United States Securities Exchange Act of 1934, as amended)  of the Company as at 30 June 2011.  The Company initially disclosed that, based upon the evaluation, the former Chief Executive Officer and Corporate Controller concluded that, as at 30 June 2011, our disclosure controls and procedures were effective.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In connection with the restatements of certain of our financial statements, management of the Company, including our new interim Chief Executive Officer and Corporate Controller re-evaluated the effectiveness of the Company’s disclosure controls and procedures as of 30 June 2011.  As a result of that re-evaluation, management of the Company have determined that due to the material weaknesses in internal control over financial reporting described in the restated annual MD&A, the Company’s disclosure controls and procedures were not effective as of 30 June 2011.  Additional information regarding the restatement is contained in [Note 4 to the Unaudited Interim Consolidated Financial Statements].

Evaluation of Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in National Instrument 52-109 and Rule 13a-15(e) under the United States Securities Exchange Act of 1934, as amended)  for us.  The original MD&A stated that our management assessed the effectiveness of our internal control over financial reporting as of 30 June 2011 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon their assessment, our management concluded that, as of 30 June 2011, our internal control over financial reporting was effective.

Our new management, with the participation of our new Chief Executive Officer re-assessed the effectiveness of our internal control over financial reporting as of 30 June 2011.  In making this re-assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  As a result of this re-assessment, management identified that certain control deficiencies existed and those deficiencies are disclosed in the restated annual MD&A and as a result of those, our internal control over financial reporting was ineffective.

The Company’s new management believes that the measures that are being put in place will enhance the remediation of the control deficiencies that have been identified, and is committed to improving the Company’s disclosure controls and procedures and internal control over financial reporting.  The Company’s management is committed to continuing to improve the Company’s internal control processes and will continue to diligently and vigorously review the Company’s financial reporting controls and procedures.  As the Company continues to evaluate and work to improve its internal control over financial reporting, it may determine to take additional measures to address control deficiencies or determine to modify, or in appropriate circumstances not to complete, certain remediation measures.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth.  Accordingly, there are a variety of risks that the Company will face in order to be successful:

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1)
Financial results: The Company’s inability to generate sufficient cash flows or raise additional funds may result in it not being able to continue as a going concern.  The Company’s unaudited consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The Company has incurred significant losses to date and as at June 30, 2011 had an accumulated deficit of $103,904,725 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain additional financing and on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business;

2)
Need to raise additional capital: The Company has incurred substantial operating losses and has an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products.  When necessary, the Company will pursue arrangements for additional capital, however there is no certainty, particularly during the current difficult financial markets, that funds will be available on acceptable terms, if at all.  If additional funds are not obtained when needed, the Company would have to curtail or cease its operations resulting in a material adverse impact on its business and stakeholders;

3)
Economic conditions: During the current economic downturn, there is greater risk that end-user customers of the Company’s product may be slower to make purchase commitments which may negatively impact sales of the Company’s new and existing products;

4)
Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses;

5)
Personnel: The Company is dependent upon members of management and scientific staff, who could leave the Company at any time.  In the event the Company is unable to retain key personnel, attract, recruit and train qualified key personnel on favourable terms and, as a result, it may find itself unable to carry out its corporate objectives;

6)
Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers.  In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications;

7)
Alliances: Since the Company does not have a direct sales channel for its clinical products, the Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products.  If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted. If the Company’s partners and distributors are unable to execute on their sales and marketing strategies, the Company’s product sales may be reduced or restricted;

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

8)
Geographical Concentration: A significant amount of our product revenue derives from sales of our products through our distribution channel partners in China. China is a dynamic and rapidly evolving market for medical technology including the near-patient diagnostic testing market in which the Company competes. We have neither a direct presence nor personnel in China to allow us to closely monitor and understand this market. We may not be able to anticipate changes in this market as a consequence, which could materially and adversely impact our product sales.

9)
Distributor Concentration: The Company depends on one distributor for a significant portion of its revenues and cash flows.  If this distributor’s demand significantly decreases, the Company’s total product sales will be significantly reduced;

10)
Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than us, with respect to patents in this area;

11)
Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all;

12)
Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate the competitive performance of its products. Particularly important to its future results of operations will be the Company’s success, together with its distribution partners, in developing the point-of-care NT-proBNP market;

13)
Stock Exchange Listing:  The common shares of the Company are listed on the Toronto Stock Exchange (“TSX”).  Continued listing on the TSX requires, among other things, that the Company's financial condition and the trading value of its common shares meet the TSX requirements.

14)
Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry.  The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business;

15)
Government regulation: For clinical testing applications the Company requires a number of regulatory clearances to market its products and obtaining these clearances can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances.  In addition, the criteria needed to obtain regulatory clearance has become more stringent making the appropriate clearance more difficult to obtain;

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

16)
Third-party reimbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement.  Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs;

17)
Seasonality: The business and industry is affected by seasonality, including governmental budget cycles.  The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses;

18)
Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting; Effective January 1, 2011, the Company converted its primary basis of accounting from Canadian GAAP to U.S. GAAP.  Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under ASC 718, involves significant assumptions that are subject to change and difficult to predict; and

19)
Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars.  The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 20-F.